UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,312,311
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,312,311
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

___________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,532,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,532,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,532,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

___________________
* Includes 1,373,600 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,463,210
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,463,210
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

___________________
* Includes 306,200 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,677,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

___________________
* Includes 148,400 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,677,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

___________________
* Includes 148,400 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,677,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

___________________
* Includes 148,400 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,312,311
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,312,311
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,312,311
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,312,311
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,312,311
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,312,311
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,836
	8	SHARED VOTING POWER 53,312,311
	9	SOLE DISPOSITIVE POWER 45,836
	10	SHARED DISPOSITIVE POWER 53,312,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,358,147*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 53,312,311
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 53,312,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 53,312,311
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 53,312,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,312,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 4,100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0-
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER - 0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 14,158,599 Shares beneficially owned by Starboard V&O Fund is approximately $29,990,527, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 1,373,600 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $1,406,498, excluding brokerage commissions. The aggregate purchase price of the 3,157,010 Shares beneficially owned by Starboard S LLC is approximately $7,347,305, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 306,200 Shares beneficially owned by Starboard S LLC, as further described in Item 6 below, is approximately $313,533, excluding brokerage commissions. The aggregate purchase price of the 1,529,441 Shares beneficially owned by Starboard C LP is approximately $7,864,243, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 148,400 Shares beneficially owned by Starboard C LP, as further described in Item 6 below, is approximately $151,954, excluding brokerage commissions.  The aggregate purchase price of the 30,367,261 Shares held in the Starboard Value LP Accounts is approximately $72,426,979, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 2,271,800 Shares held in the Starboard Value LP Accounts, as further described in Item 6 below, is approximately $2,326,210, excluding brokerage commissions.  The 45,836 Shares directly owned by Mr. Smith were granted to Mr. Smith by the Issuer in his capacity as a director of the Issuer.

The Shares owned directly by Mr. Siegel were purchased with personal funds in open market purchases.  The aggregate purchase price of the 1,250 Shares directly owned by Mr. Siegel is approximately $5,023, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), industry consolidation or potential business combinations involving the Issuer, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 676220106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 538,621,477 Shares outstanding, as of September 27, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on December 10, 2014, Starboard V&O Fund beneficially owned 15,532,199 Shares, including 1,373,600 Shares underlying certain call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 15,532,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,532,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on December 10, 2014, Starboard S LLC beneficially owned 3,463,210 Shares, including 306,200 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,463,210
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,463,210
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 676220106

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on December 10, 2014, Starboard C LP beneficially owned 1,677,841 Shares, including 148,400 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,677,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,677,841
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,677,841 Shares owned by Starboard C LP, including 148,400 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,677,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,677,841
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 1,677,841 Shares owned by Starboard C LP, including 148,400 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,677,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,677,841
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 676220106

F.	Starboard Value LP

(a)
As of the close of business on December 10, 2014, 32,639,061 Shares were held in the Starboard Value LP Accounts, including 2,271,800 Shares underlying certain call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 53,312,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,312,311
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 53,312,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,312,311
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 53,312,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,312,311
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 53,312,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,312,311
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Smith

(a)
As of the close of business on December 10, 2014, Mr. Smith directly owned 45,836 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 45,836
2. Shared power to vote or direct vote: 53,312,311
3. Sole power to dispose or direct the disposition: 45,836
4. Shared power to dispose or direct the disposition: 53,312,311

(c)
Mr. Smith has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 676220106

K.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 15,532,199 Shares owned by Starboard V&O Fund, (ii) 3,463,210 Shares owned by Starboard S LLC, (iii) 1,677,841 Shares owned by Starboard C LP, and (iv) 32,639,061 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 53,312,311
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 53,312,311

(c)
None of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	T-S Capital

(a)	As of the close of business on December 10, 2014, T-S Capital did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by T-S Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Mr. Siegel

(a)	As of the close of business on December 10, 2014, Mr. Siegel directly owned 1,250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,250
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Siegel has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of T-S Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 676220106

N.	Mr. Telles

(a)	As of the close of business on December 10, 2014, Mr. Telles did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Telles has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of T-S Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard V&O Fund purchased in the over the counter market American-style call options referencing an aggregate of (i) 686,800 Shares, which have an exercise price of $7.00 per Share and expire on July 17, 2015, and (ii) 686,800 Shares, which have an exercise price of $8.00 per Share and expire on July 17, 2015.

Starboard S LLC purchased in the over the counter market American-style call options referencing an aggregate of (i) 153,100 Shares, which have an exercise price of $7.00 per Share and expire on July 17, 2015, and (ii) 153,100 Shares, which have an exercise price of $8.00 per Share and expire on July 17, 2015.

Starboard C LP purchased in the over the counter market American-style call options referencing an aggregate of (i) 74,200 Shares, which have an exercise price of $7.00 per Share and expire on July 17, 2015, and (ii) 74,200 Shares, which have an exercise price of $8.00 per Share and expire on July 17, 2015.

Starboard Value LP through the Starboard Value LP Accounts purchased in the over the counter market American-style call options referencing an aggregate of (i) 1,135,900 Shares, which have an exercise price of $7.00 per Share and expire on July 17, 2015, and (ii) 1,135,900 Shares, which have an exercise price of $8.00 per Share and expire on July 17, 2015.

Depending on market conditions and other factors, the Reporting Persons may alter the mix of their collective beneficial ownership position in the Issuer, which is currently composed of 49,212,311 Shares and 4,100,000 Shares underlying the American-style call options described in this Item 6, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

CUSIP NO. 676220106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel and Robert Telles

CUSIP NO. 676220106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share/ Premium per Option($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	100,433	4.4371	10/15/2014
Purchase of Common Stock	199,067	4.5278	10/15/2014
Purchase of Common Stock	494,187	4.5440	10/15/2014
Purchase of Common Stock	242,177	4.5453	10/15/2014
Purchase of Common Stock	45,227	6.6500	12/10/2014
Purchase of Common Stock	165,326	6.7398	12/10/2014
Purchase of Common Stock	182,913	6.8716	12/10/2014
Purchase of Common Stock	217,755	6.5931	12/10/2014
Sale of Common Stock	(611,221)	6.8000	12/10/2014
Purchase of Call Option	686,800*	1.1990**	12/10/2014
Purchase of Call Option	686,800*	0.8489**	12/10/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	22,467	4.4371	10/15/2014
Purchase of Common Stock	44,533	4.5278	10/15/2014
Purchase of Common Stock	110,553	4.5440	10/15/2014
Purchase of Common Stock	54,176	4.5453	10/15/2014
Purchase of Common Stock	10,084	6.6500	12/10/2014
Purchase of Common Stock	36,864	6.7398	12/10/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on July 17, 2015.

** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $7.00 and $8.00, respectively.

CUSIP NO. 676220106

Purchase of Common Stock	40,785	6.8716	12/10/2014
Purchase of Common Stock	48,554	6.5931	12/10/2014
Sale of Common Stock	(136,287)	6.8000	12/10/2014
Purchase of Call Option	153,100*	1.1990**	12/10/2014
Purchase of Call Option	153,100*	0.8489**	12/10/2014

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	12,240	4.4371	10/15/2014
Purchase of Common Stock	24,260	4.5278	10/15/2014
Purchase of Common Stock	60,227	4.5440	10/15/2014
Purchase of Common Stock	29,514	4.5453	10/15/2014
Purchase of Common Stock	4,885	6.6500	12/10/2014
Purchase of Common Stock	17,859	6.7398	12/10/2014
Purchase of Common Stock	19,759	6.8716	12/10/2014
Purchase of Common Stock	23,522	6.5931	12/10/2014
Sale of Common Stock	(66,025)	6.8000	12/10/2014
Purchase of Call Option	74,200*	1.1990**	12/10/2014
Purchase of Call Option	74,200*	0.8489**	12/10/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Purchase of Common Stock	32,527	4.4371	10/15/2014
Purchase of Common Stock	64,473	4.5278	10/15/2014
Purchase of Common Stock	937,931	4.5440	10/15/2014
Purchase of Common Stock	459,633	4.5453	10/15/2014
Purchase of Common Stock	74,804	6.6500	12/10/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on July 17, 2015.

** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $7.00 and $8.00, respectively.

CUSIP NO. 676220106

Purchase of Common Stock	273,451	6.7398	12/10/2014
Purchase of Common Stock	302,543	6.8716	12/10/2014
Purchase of Common Stock	360,169	6.5931	12/10/2014
Sale of Common Stock	(1,010,967)	6.8000	12/10/2014
Purchase of Call Option	1,135,900*	1.1990**	12/10/2014
Purchase of Call Option	1,135,900*	0.8489**	12/10/2014

T-S CAPITAL PARTNERS, LLC

Sale of Common Stock	(25,000)	6.5346	11/06/2014
Sale of Common Stock	(25,000)	6.4600	11/07/2014
Sale of Common Stock	(50,000)	6.5051	11/10/2014

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on July 17, 2015.

** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $7.00 and $8.00, respectively.